[Letterhead of Law Office of Kathleen Brown, P.C.]

Via Hand Delivery and EDGAR

July 19, 2007

Jennifer R. Hardy

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Southern Trust Securities Holding Corp.

Amendment No. 1

Registration Statement on Form 10-SB

File No. 000-52618

Dear Ms. Hardy:

On behalf of our client, Southern Trust Securities Holding Corp. (the “Corporation”), we have set forth below the Corporation’s responses to the comments contained in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 12, 2007, relating to the Corporation’s Amendment No. 1 to its registration statement on Form 10-SB (File No. 000-52618) (the “Registration Statement”). The Corporation is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 includes the Corporation’s responses to the Staff’s comments, as reflected in this response letter.

Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Corporation, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in Amendment No. 2. The Corporation also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to Amendment No. 2 and that the Corporation may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the Staff comments are reproduced below and included under each comment is the Corporation’s response.

Business, page 13

Overview

1.

We note your response to comment 8 of our letter dated May 29, 2007. Please revise your registration statement to provide the substance of your response.

The response we provided to the Staff in response to comment 8 of your letter dated May 29, 2007 regarding AR Growth Finance has been added in the “Business Overview” section of Amendment No. 2.

Southern Trust Securities Holding Corp.

File No. 000-52618

Comment Response Letter

July 19, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18.

2.

We note referenced to the loss of an “independent contractor” on pages 20 and 22 and “larger customer…who traded heavily through Refco” on page 22.  Please revise to disclose the names of these individuals or entities.

The names of the independent contractor and larger customer have each been disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 2.

Results of Operations – Three Months Ended March 31, 2007…page 20 Expenses, page 20

3.

We note your response to comment 13 of our letter dated May 29, 2007, as well as your disclosure in the second paragraph under this heading. Please review your disclosure in this section to name each of the officers who received stock compensation pursuant to the employment agreements dated January 4, 2007.

The disclosure in Amendment No. 2 has been revised as requested.

4.

We note that your revenue from commissions decreased by 52% in the three months ended March 31, 2007, compared to the same period in 2006, while your commission and clearing fees decreased by 69%, while trading income decreased 87%.  Please expand your disclosure to provide investors with a better understanding of the cost structure from the operations from which you compute trading income.

Disclosure regarding the cost structure from which the Corporation computes trading income has been disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 2. As a small brokerage firm, it is expensive, time-consuming and difficult for the Corporation’s staff to further quantify the degree to which commissions, trading income and commissions and clearing fees relate to, and affect one another.  Each line item varies depending on the registered representative generating the commission, the products involved, the volume and product prices.

Results of Operations for the Years Ended 2006 and 2005, page 22

5.

We note your response to comment 14 of out letter dated May 29, 2007.  Please review your disclosure to indicate the extent to which your increase in trading income was due to the loss of your “top producing independent contractor.”

More specific disclosure regarding the extent to which a decrease in trading income was due to the loss of a top producing independent contractor has been added to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 2.

Law Office of Kathleen Brown, P.C., 4531 N. 11th St., Arlington, VA 22201.

Email: Kathleenbrownesq@comcast.net. Phone: 703-622-8484.

Southern Trust Securities Holding Corp.

File No. 000-52618

Comment Response Letter

July 19, 2007

6.

We note your response to comment 15 of our letter dated May 29, 2007.  Please note that you are required to disclose any known trends, events or uncertainties that are reasonably expected to have a material impact on your net sales or revenues from income or continuing operations.  Disclosure of the number of and type of transactions currently in your pipeline is necessary for an understanding of your investment banking business and disclosure of this information will not jeopardize the private nature of any particular transactions in which you may or may not participate.  Accordingly we reissue prior comment 15.

Prior comment 15.

Please expand your discussion in the first complete paragraph on page 22 to disclose the number of private placements and reverse mergers on   which you are currently working.

We have stricken any reference to anticipated investment banking transactions. As you note, the Corporation is required to disclose any known trends events or uncertainties, however, the Corporation cannot make any forward-looking statement regarding known certainties or uncertainties regarding the receipt of transaction-based investment banking revenues.  Given the inherent uncertainty of the securities market, until a transaction has closed, or CIS has an agreement to be paid revenues regardless of whether a transaction may or may not be effectuated, it cannot know whether investment banking revenues will be generated.  CIS has disclosed advisory fees earned by its investment bankers as investment banking revenue when receipt of such fees is contractually certain.

7.

We reissue prior comment 16.  In revising your disclosure, please quantify the extent to which changes it items of revenue and expense are attributable to fluctuations in price and volume, respectively.

Prior comment 16.

We note that you attribute the decrease in commissions and clearing fees, in part, to lower volumes of transactions, while you also attribute the   8% increase in trading income to “an increase in equities, options, futures and fixed income orders.” Please revise your disclosure, where appropriate, to address the extent to which changes in items of revenue and expense are attributable to price and volume, respectively.

Please see the revised disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 2. As a small brokerage firm, it is expensive, time-consuming and difficult for the Corporation’s staff to further quantify the degree to which commissions, trading income and commissions and clearing fees relate to, and affect one another.  Each line item varies depending on the registered representative generating the commission, the products involved, the volume and product prices.

Expenses, page 23

8.

We note your disclosure on page 23 that commissions and clearing fees for 2005 includes an additional expense adjustment of $383,000 related to shares issued to employees and officers as compensation.  Please revise to explain in further detail the nature of this expense adjustment and how it arose.  In addition, please tell us how you determined that this adjustment should be classified in commissions and clearing fees instead of employee compensation and benefits.  Please revise your filing as necessary to reflect the amount of this adjustment in the line items most appropriate based on the nature of the costs incurred.

Please see the revised disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 2.  Supplementally, we deleted the word "adjustment" from the prior disclosure because it was potentially confusing.  The Corporation's expenses for 2005 merely reflect a non-cash adjustment which was paid in stock rather than cash.

Law Office of Kathleen Brown, P.C., 4531 N. 11th St., Arlington, VA 22201.

Email: Kathleenbrownesq@comcast.net. Phone: 703-622-8484.

Southern Trust Securities Holding Corp.

File No. 000-52618

Comment Response Letter

July 19, 2007

Liquidity and Capital Resources, page 24

9.

You disclose that cash used in investing activities for the quarter ended March 31, 2007 was $382,600; however, the amount per your statement of cash flows is $482,600. Please revise accordingly.

Please see the revised disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 2, which now reflects the payment of $100,000 for a one-third interest in AR Growth Finance Corp.

Recent Sales of Unregistered Securities. page 32

10.

We note your response to comment 24 of our letter dated May 29, 2007. Please clarify whether you meant Section 4(1) or Section 4(2) of the Securities Act of 1933.

Section 4(1) is the correct section; however, that means that as a resale such transactions are not properly disclosed in this section.  Therefore, the paragraph describing these resales has been removed from this section but the substance of the disclosure may still be found under the section “Certain Relationships and Related Transactions.”

Audited Financial Statements

General

11.

We have reviewed your response to prior comment 27.  Based upon your response, it is unclear why there were no registration right payment arrangements pursuant to FSP EITF 00-19-2. It appears that you meet the definition per paragraph 4(a) of a registration payment arrangement, as you disclose that you agreed to register the common stock underlying the Series A preferred stock in any registration statement you file prior to March 1, 2010.  Please clarify whether the arrangement requires you to transfer consideration to the counterparty if the registration statement is not declared effective or if effectiveness of the registration statement is not maintained.  See paragraph 4(b) of FSP EITF 00-19-2.  If you do not believe that your agreement to register the common stock underlying the Series A preferred stock constitutes a registration payment arrangement as defined by FSP EITF 00-19-2, please specifically described the characteristics of your agreement which cause it not to meet the definition.  Please also address arrangements related to your Series B preferred stock.

There were no registration right payment arrangements pursuant to FASB Staff Position No. EITF 00-19-2: 4. This FSP applies to the issuer of a registration payment arrangement. For purposes of this FSP, a registration payment arrangement is an arrangement with both of the following characteristics:

a. The arrangement specifies that the issuer will endeavor (1) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise or conversion of specified financial instruments and for that registration statement to be declared effective by the SEC (or other applicable securities regulator if the registration statement will be filed in a foreign jurisdiction) within a specified grace period, and/or (2) to maintain the effectiveness of the registration statement for a specified period of time (or in perpetuity); and

Law Office of Kathleen Brown, P.C., 4531 N. 11th St., Arlington, VA 22201.

Email: Kathleenbrownesq@comcast.net. Phone: 703-622-8484.

Southern Trust Securities Holding Corp.

File No. 000-52618

Comment Response Letter

July 19, 2007

b. The arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained. That consideration may be payable in a lump sum or it may be payable periodically, and the form of the consideration may vary. For example, the consideration may be in the form of cash, equity instruments, or adjustments to the terms of the financial instrument or instruments that are subject to the registration payment arrangement (such as an increased interest rate on a debt instrument).

In the case of the common stock underlying the Corporation’s Series A preferred stock, which was converted to common stock of June 29, 2007, and the common stock underlying the Corporation’s Series B preferred stock, the registration rights were as follows:

The Corporation agreed that if it should file a registration statement on or before March 1, 2010, it would give Series A holders, or common stock holders if the Series A were converted or redeemed, 30 days notice to include their shares in such a registration statement filed by the Corporation.  The Corporation agreed to use its “best efforts” to include such shares. Notwithstanding the foregoing, the Corporation has the right at any time to elect not to file a registration statement or to withdraw the same after filing but prior to effectiveness.  Identical registration rights were granted to Series B holders; however in their case such rights would expire 5 years from closing, or on May 29, 2012.

In both cases, the Corporation did not agree to file a registration statement within a specified period of time or to keep such registration statement effective. Rather, the Corporation merely committed to use its “best efforts” to include a holders shares if the Corporation happened to file a registration in a given time period.  Furthermore, there will be no transfer of consideration to any counterparty if a registration statement is not filed or declared effective.  Thus, the registration rights do not satisfy either the conditions of either paragraph 4(a) or 4(b) of STF EITF 00-19-2: 4 and do not constitute a registration payment arrangement.

Note 2 – Summary of Significant Accounting Policies, page F-6

General

12.

We note your response to comment 36 from our comment letter dated May 29, 2007, and the revisions made to your accounting policies for your interim financial statements for the period ended March 31, 2007.  However, it appears that you accounted for stock compensation pursuant to APB 25 for the period ended December 31, 2005.  If true, please revise your financial statement footnotes to describe your stock compensation accounting policies for both the years ended December 31, 2006 and 2005.  Please also disclose in tabular format, your comparisons of as reported earnings amounts to the pro forma earnings amounts as if you had fully adopted SFAS 123 as of December 31, 2005. See paragraph 45(c) of SFAS 123, as amended by SFAS 148.

The Corporation accounts for executive stock-based compensation using SFAS 123R. The Corporation never accounted for its stock-based compensation under the intrinsic value method pursuant to APB 25 "Accounting for Stock Issued to Employees". Rather the Corporation applied the fair value method in accordance with SFAS Statement No. 123, "Accounting for Stock-Based Compensation" for the year ended December 31, 2005. We updated the disclosures in the summary of significant accounting policies accordingly.

Law Office of Kathleen Brown, P.C., 4531 N. 11th St., Arlington, VA 22201.

Email: Kathleenbrownesq@comcast.net. Phone: 703-622-8484.

Southern Trust Securities Holding Corp.

File No. 000-52618

Comment Response Letter

July 19, 2007

Securities Owned, page F-6

13.

We have reviewed your response to prior comment 27, as previously requested, please disclose which revenue line item includes unrealized gains and losses on securities owned.

Because of the nature of the Corporation’s business, all unrealized gains or losses are included on the trading income line and comprise a small portion of such trading income.  Please also see disclosure added to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 2.

Note 8— Series A 8% Convertible Preferred Stock, page F-11

14.

We have reviewed your response to prior comment 40. As we previously requested, please provide us with the computations in which you determined that your convertible preferred stock did not give rise to a beneficial conversion feature. Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. See Case 1(b) at the end of EITF 98-5 for an example on how to perform this calculation. Note, however, that paragraph 5 of EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs 6-7 of EITF 00-27 for an example on how to perform this calculation. Then, you can determine the beneficial conversion feature using the effective conversion price. See paragraphs 5-7 of EITF 00-27 for an example.  Please also provide us with the computations for your Series B Convertible Preferred Stock.

The effective conversion price of the convertible preferred stock did not give rise to a beneficial conversion feature.  As a result, EITF 98-5 and EITF 00-27 are not applicable.

As previously indicated, the Series A Convertible Preferred Stock did not give rise to a beneficial conversion feature. Here is our detailed computation: Each share of the Series A Convertible Preferred Stock is convertible into 1.58 share of the Corporation’s common stock. There were 313,000 shares of Series A Convertible Preferred Stock, which could be converted into 494,540 shares of common stock (313,000 x 1.58 = 494,540).  The Corporation raised $6,260,000 through the issuance of 313,000 shares of Series A Convertible Preferred Stock. Therefore the conversion price would be calculated as follows: $6,260,000 / 494,540 common stock equivalent = $12.66 per share. As indicated in the Corporation’s 10-SB filing, the fair value of the Corporation's common stock was $0.13 per share at the time of the transaction. Since the conversion price is higher than the fair value of the Corporation's common stock, we concluded that the Series A Convertible Preferred Stock did not give rise to a beneficial conversion feature.

We performed the same computation for our Series B Convertible Preferred Stock. Each share of the Series B Convertible Preferred Stock is convertible into 2.31 share of the Corporation's common stock. There were 310,000 shares of Series B Convertible Preferred Stock, which could be converted into 716,100 shares of common stock (310,000 x 2.31 = 716,100). The Corporation raised $3,100,000 through the issuance of 310,000 shares of Series B Convertible Preferred Stock.  Therefore, the conversion price would be calculated as follows: $3,100,000 / 716,100 common stock equivalent = $4.33 per share. The Corporation's stock was trading at $4.25 per share at the time of the transaction.  Since the conversion price is higher than the fair value of the Corporation's common stock, we concluded that the Series B Convertible Preferred Stock did not give rise to a beneficial conversion feature.

Law Office of Kathleen Brown, P.C., 4531 N. 11th St., Arlington, VA 22201.

Email: Kathleenbrownesq@comcast.net. Phone: 703-622-8484.

Southern Trust Securities Holding Corp.

File No. 000-52618

Comment Response Letter

July 19, 2007

Unaudited Financial Statements

Note 14 – Subsequent Events

Series B 8% Convertible Preferred Stock, page F-27

15.

We note your disclosure which state that you may redeem the Series B preferred stock for cash under certain circumstances.  However, it is unclear whether the Series B preferred stock includes any mandatory redemption features and/or if the Series B preferred stock is redeemable for cash or other assets by the holder under any circumstances.  If so, please revise to describe those circumstances.  If not, please tell us what accounting literature you relied upon to determine the classification for your Series B preferred stock.  Please refer to EITF Topic D-98 and Rule 5-02.28 of Regulation S-X.

The Series B Preferred Stock is redeemable at the option of the Corporation for cash or common stock.  Redemption and the consideration to be paid therefor is solely at the election of the Corporation.  When the Corporation files its periodic report on Form 10-QSB for the period ended June 30, 2007, the Series B preferred stock will be classified as permanent equity.  For the period ended March 31, 2007, funds to purchase the Series B Preferred were held in escrow and recorded on the Corporation’s consolidated balance sheet as “restricted cash” and the to be issued Series B was temporarily listed as a liability.

* * *

Please contact us with any additional questions or any need for clarification to the provided responses.  To the extent that you have additional comments regarding comments 4, 6, or 7, it would probably be helpful to have a conference call involving the Staff, myself, management of the Corporation and its independent auditors to discuss the nature of the Corporation’s business. We hope to resolve all comments without receiving any additional letters from the Staff.  Please let us know how we can assist to reach this goal.

/s/ Law Office of Kathleen Brown, P.C.

cc:  Robert Escobio, CEO

       Kevin Fitzgerald, President

       Fernando Fussa, CFO

       Rothstein Kass & Company, P.C.

       Matt Franker, Staff Attorney SEC

       Jeff Gordon, Staff Accountant SEC

       Lisa Haynes, Senior Staff Accountant, SEC

Law Office of Kathleen Brown, P.C., 4531 N. 11th St., Arlington, VA 22201.

Email: Kathleenbrownesq@comcast.net. Phone: 703-622-8484.